Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated April 26, 2007
Relating to Preliminary Prospectus Supplement dated April 17, 2007
Registration No. 333-141739

Common stock offered by Alexza	6,000,000 shares (excluding option to purchase up to 900,000 additional shares to cover over-allotments)

Public offering price	$10.250 per share

Underwriting discounts and commissions per share	$0.615

Net proceeds to Alexza	We estimate that our net proceeds, before expenses, from the sale of the shares of our common stock in this offering will be approximately $57.8 million, or approximately $66.5 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount.

We anticipate that existing cash, cash equivalents and marketable securities, along with interest earned thereon, the net proceeds from this offering, payments expected to be received from Symphony Allegro, proceeds from stock option exercises and purchases under our Employee Stock Purchase Plan, will enable us to maintain our currently planned operations through the middle of 2009.
You should rely only on the information contained in or incorporated by reference into the registration statement (including a prospectus, preliminary prospectus supplement and the documents incorporated by reference therein) filed with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates, and any free writing prospectuses filed with the SEC.
Alexza Pharmaceuticals, Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (including the documents incorporated by reference therein), the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Merrill Lynch & Co. toll free at 1-866-500-5408, or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, or by requesting them from Merrill Lynch & Co., 4 World Financial Center, 250 Vesey Street, New York, NY 10080, or from Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, NY 10014, Attn: Prospectus Department or by email at prospectus@morganstanley.com.
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